June 29, 2005

Munawar H. Hidayatallah
Chairman and Chief Executive Officer
Allis-Chalmers Energy Inc.
5075 Westheimer Road, Suite 890
Houston, TX  77056

	Re:	Allis-Chalmers Energy Inc.
Preliminary Proxy Statement on Schedule 14A
   		File No. 1-02199
		Filed June 6, 2005

Dear Mr. Hidayatallah:

      This is to advise you that we reviewed only those portions of the above filing that relate to the following comments. No further review of the filing has been or will be made.

      Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


      				Proxy Statement


1. Please note that if you are seeking to increase the authorized shares of common stock in connection with two acquisitions that you completed in 2005, you must provide the information in Item 14 to
Schedule 14A.  See Note A to Schedule 14A.

2. We reference information set forth in your letter dated May 10, 2005 to Carol Stacey. Please provide us your analysis of whether any additional disclosures are required under Item 14 and Item 15 of
Schedule 14A, including the disclosures we requested in our letter dated June 1, 2005. In light of our letter, we note that historical financial statements and pro forma statements of operations under Rule 3-05 and Rule 11-02 of Regulation S-X are not required. See Note A to Schedule 14A.

	As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:


* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.


Please direct questions regarding accounting comments to Bret Johnson at (202) 551-3753, or in his absence, to Anne McConnell at (202) 551-
3709.  Please direct all other questions to Brigitte Lippmann at
(202) 551-3713. You may also call the undersigned Branch Chief at
(202) 551-3767, who supervised the review of your filing.

Sincerely,


Jennifer Hardy
Branch Chief


cc: 	Joseph P. Bartlett, Esq.
      Greenberg Glusker Fields Claman Machtinger & Kinsella LLP
      1900 Avenue of the Stars, 21st Floor
      Century City, CA 90067
Munawar H. Hidayatallah
Allis-Chalmers Energy Inc.
June 29, 2005
Page 2




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

         DIVISION OF
CORPORATION FINANCE